Tesco Corporation Reports Results for 2002 Fourth Quarter and Fiscal Year

For Immediate Release

Trading Symbol:
“TESOF” on NASDAQ
“TEO” on TSX

March 20, 2003

Fourth Quarter to December 31, 2002

Tesco Corporation reports net earnings from continuing operations of $0.1 million ($0.00 per diluted share) for the quarterly period ended December 31, 2002. This compares to net earnings of $0.8 million ($0.02 per share) for the previous quarter and net earnings from continuing operations of $2.7 million ($0.08 per diluted share) for the comparable period in 2001. Revenue for the period was $41.4 million compared to $38.2 million last quarter and $49.5 million a year ago. Revenues for the current quarter included $3.4 million from US casing running activities arising from the Bo Gray acquisition which closed on October 31, 2002.

Fiscal 2002 Results

For the year ended December 31, 2002, revenues were $152.4 million compared to $208.0 million in 2001, with a net loss from continuing operations of $1.1 million ($0.03 per diluted share) compared to earnings from continuing operations of $31.8 million ($0.93 per diluted share) for the 2001 fiscal year. Last year’s earnings included an after tax gain of $ 12.2 million ($ 0.36 per share) from the sale of the Corporation’s underbalanced drilling business.

Tesco Corporation

CONSOLIDATED BALANCE SHEETS
At December 31, 2002 and 2001
(Thousands of Canadian Dollars)
Unaudited

	December 31,	December 31,
	2002	2001

(restated)
ASSETS
Current assets
Cash and short term deposits	$58 687	$134 568
Accounts receivable	58 808	67 588
Income taxes recoverable	4 878	—
Inventories	42 915	29 426

	165 288	231 582
Capital assets	151 778	95 026
Investment	10 324	10 293
Goodwill	4 170	—
Intangible and other assets	16 875	10 824

	$348 435	$347 725

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$26 220	$28 917
Income taxes payable	—	588

	26 220	29 505
Long term debt	72 833	73 811
Future income taxes	8 608	7 342

	107 661	110 658

SHAREHOLDERS’ EQUITY
Share capital	151 826	146 983
Retained earnings	88 948	90 084

	240 774	237 067

	$348 435	$347 725

Tesco Corporation

CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
Three months and years ended December 31, 2002 and 2001
(Thousands of Canadian Dollars)
Unaudited

	Three months		Year

	2002	2001	2002	2001

		(restated)		(restated)
REVENUES
Sales	$41 381	$49 491	$152 413	$207 955
Cost of sales	23 954	26 983	93 713	120 041

Gross profit	17 427	22 508	58 700	87 914

EXPENSES
Product development	1 623	2 907	11 757	10 231
Selling, general and administration	10 147	10 721	33 649	31 047
Depreciation and amortization	3 545	2 951	12 077	12 568
Financial (income) expense	1 455	1 596	2 698	2 176

	16 770	18 175	60 181	56 022

Earnings (loss) before gain on sale of assets, income taxes and discontinued operations	657	4 333	(1 481)	31 892
Gain on sale of assets	—	—	—	15 190

Earnings (loss) before income taxes and discontinued operations	657	4 333	(1 481)	47 082

Income taxes
Current	(3 949)	3 446	(2 735)	12 582
Future	4 475	(1 836)	2 390	2 676

	526	1 610	(345)	15 258

Net earnings (loss) from continuing operations	131	2 723	(1 136)	31 824
Discontinued operations	—	(285)	—	3 738

Net earnings (loss) for the period	131	2 438	(1 136)	35 562

Retained earnings, beginning of period
— as originally reported	88 817	89 319	92 236	54 449
— effect of change in accounting policy		(1 673)	(2 152)	73

— as restated	88 817	87 646	90 084	54 522

Retained earnings, end of period	$88 948	$90 084	$88 948	$90 084

Earnings (loss) per share:
Basic —
Continuing operations, including gain on sale of assets	$0.00	$0.08	$(0.03)	$0.95
Discontinued operations	$—	$(0.01)	$—	$0.11
Net earnings	$0.00	$0.07	$(0.03)	$1.06
Diluted —
Continuing operations, including gain on sale of assets	$0.00	$0.08	$(0.03)	$0.93
Discontinued operations	$—	$(0.01)	$—	$0.10
Net earnings	$0.00	$0.07	$(0.03)	$1.04

Weighted average number of shares:
Basic	34 292 146	33 875 253	34 185 631	33 611 950
Diluted	34 667 970	34 279 605	34 168 631	34 189 789

Tesco Corporation

CONSOLIDATED STATEMENT OF CASH FLOWS
Three months and years ended December 31, 2002 and 2001
(Thousands of Canadian Dollars)
Unaudited

	Three months		Year

	2002	2001	2002	2001

		(restated)		(restated)
OPERATING ACTIVITIES
Net earnings (loss) from continuing operations for the period	$131	$2 723	$(1 136)	$31 824
Adjusted for items not involving funds —
Future income taxes	4 475	(1 836)	2 390	2 676
Depreciation and amortization	3 545	2 951	12 077	12 568
Gain on sale of assets	—	—		(15 190)
Amortization of financial items	29	338	101	103
Equity in earnings of affiliate	(5)	(120)	(31)	(762)
Amortization of deferred maintenance costs	256	—	368	—
Unrealized foreign exchange (gains) losses	(471)	800	(731)	4 362

	7 960	4 856	13 038	35 581
Changes in non-cash working capital balances affecting operations	(7 795)	2 420	(17 440)	(6 771)
Expenditures on deferred maintenance costs	(1 001)	—	(2 473)	—
Cash from (used in) discontinued operations	—	(285)	—	(1 169)

	(836)	6 991	(6 875)	27 641

INVESTING ACTIVITIES
Additions to capital assets	(14 558)	(4 832)	(57 600)	(26 953)
increase (decrease) in accounts payable	(1 291)	4 224	5 653	(2 477)

	(15 849)	(608)	(51 947)	(29 430)
Proceeds on sale of property, plant and equipment		95	275	49 477
Purchase of Bo Gray assets	(16 790)	—	(16 790)	—
Deposit in respect of Mexican tax		—	(5 666)	—
Issue of notes receivable		—	—	(1 585)
Cash received on notes, deposits and other non-current receivables	396	433	317	668
Additions to technology and development assets	—	(430)	(38)	(180)

	(32 243)	(510)	(73 849)	18 950
Cash from (used in ) discontinued operations
Proceeds on sale				18 422

	(32 243)	(510)	(73 849)	37 372

FINANCING ACTIVITIES
Issue of share capital	456	33	4 843	12 979

Net increase (decrease) in cash position during period	(32 623)	6 514	(75 881)	77 992
Cash — beginning of period	91 310	128 054	134 568	56 576

Cash — end of period	$58 687	$134 568	$58 687	$134 568

Tesco Corporation

SEGMENT INFORMATION
Three months and years ended December 31, 2002 and 2001
(Thousands of Canadian Dollars)
Unaudited

Three months to:	December 31, 2002				December 31, 2001

Operations:	Revenues				Revenues
			Depreciation	Earnings			Depreciation	Earnings
	Internal	Third party	and amortization	before taxes	Internal	Third party	and amortization	before taxes

Products	30 253	15 893	311	5 116	18 083	18 450	255	4 767
Services	1 406	25 488	2 554	992	763	31 041	2 438	7 180

	31 659	41 381	2 865	6 108	18 846	49 491	2 693	11 947

Intersegment eliminations			23	(614)			(147)	(706)
Product development expense			231	(1 615)				(2 733)
Corporate items			426	(3 222)			405	(4 175)

			3 545	657			2 951	4 333
Discontinued operations			—	—

			3 545	657			2 951	4 333

Geographic:
				Revenues				Revenues

Canada				3 827				11 299
United States				12 473				18 806
Mexico				5 132				3 624
South America				2 866				5 635
South East Asia				7 929				6 225
Europe, Africa and Middle East				9 154				3 902

				41 381				49 491

Year to:	December 31, 2002				December 31, 2001

Operations:	Revenues				Revenues
			Depreciation	Earnings			Depreciation	Earnings
	Internal	Third party	and amortization	before taxes	Internal	Third party	and amortization	before taxes

Products	47 632	57 980	1 139	9 448	50 702	57 022	989	9 802
Services	6 291	94 433	8 635	12 849	1 181	150 933	10 278	62 636

	53 923	152 413	9 774	22 297	51 883	207 955	11 267	72 438

Intersegment eliminations			30	(449)			(479)	(2 505)
Product development expense			572	(11 707)			348	(10 231)
Corporate items			1 701	(11 622)			1 432	(8 911)

			12 077	(1 481)			12 568	50 791
Discontinued operations			—	—			502	5 046

			12 077	(1 481)			13 070	55 837

Geographic:
				Revenues				Revenues

Canada				19 271				46 337
United States				50 538				86 680
Mexico				16 288				17 951
South America				14 799				25 524
South East Asia				28 138				16 630
Europe, Africa and Middle East				23 379				14 833

				152 413				207 955

Outlook

Drilling activity in North America in the early part of 2003 is up significantly over the same period a year ago. Relying on the traditional guides of declining storage numbers and high commodity prices, most industry analysts are predicting an increase in oil & gas well drilling around the world. However, the industry is also trying to understand the effect of non-traditional influences like the threat of military conflict in the Middle East and its effect on the economy in North America and elsewhere.

At Tesco, we monitor economic indicators and review analysts’ reports. We use this guidance when assembling our internal forecasts and operating budgets. On balance, we are planning for better market demand for our services than last year, and improved financial performance for our Company.

We are also executing a plan for the introduction of what most people in our industry consider a technology that is changing the way wells are drilled. This effort requires commitment to a strategy that must at times be executed even during periods of economic decline. 2002 was such a year, and we stayed the course. We remain committed, and confident that 2003 will be a year when we make significant market gains in our Casing Drilling™ product line.

For further information please contact:
R.M. Tessari or Martin Hall
Tesco Corporation
(403) 233-0757

FORWARD-LOOKING STATEMENTS

This presentation contains statements that may constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. These statements include, among others, statements regarding expectations of future revenues, activities, capital expenditures and earnings and technical results. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the background risks of the drilling services industry (e.g. operational risks; potential delays or changes in plans with respect to customers’ exploration or development projects or capital expenditures; the uncertainty of estimates and projections relating to levels of rental activities; uncertainty of estimates and projections of costs and expenses; risks in conducting foreign operations (e.g. political and fiscal instability) and exchange rate fluctuations); uncertainty and risks in technical results and performance of technology; and other uncertainties.